Mail Stop 04-07
							April 11, 2005

Mr. William J. Weronick, Vice President Finance
Prosoft Learning Corporation
410 N. 44th Street, Suite 600
Phoenix, AZ  85008

RE:	Prosoft Learning Corporation
 	Form 8-K filed on March 16, 2005
            File No. 0-21535

Dear Mr. Weronick:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

	Please include in the amended filing, a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

	Please file an amendment via EDGAR in response to this comment within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to Gopal R. Dharia at (202) 942-1973.

									Sincerely,


									Gopal Dharia
						            		Senior Staff
Accountant

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